Mail Stop 3561

      November 1, 2005

Robert S. Prather, Jr.
President and Chief Executive Officer
Triple Crown Media, Inc.
546 East Main Street
Lexington, Kentucky  40508

      Re:	Triple Crown Media, Inc.
      	Amendment No. 1 to Registration Statement on Form S-4
      	Filed October 21, 2005
      	File No. 333-128270

Dear Mr. Prather:

	We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.



Risk Factors, page 30

1. Please refer to prior comment 13 and revise the following risk factor headings so that the specific risk that results from the uncertainty is clear:

* TCM`s advertising revenue is subject to seasonal fluctuations .
..
.., page 34
* TCM operates in the newspaper and wireless industries . . ., page
34;
* TCM may be required to take an impairment charge . . ., page 37;
and
* After the separation, certain members of management . . ., page
41

2. You provide generic conclusions in both the heading and text of several of the risk factors you have revised, stating that, if those risks materialize, they may have an adverse effect on your
"financial
condition and results of operations." See, for example, "TCM`s inability to obtain an adequate supply of newsprint . . ." on page 35, "TCM may incur significant capital and operating expenditures
.. .
.." on page 37 and "Bull Run may incur significant capital and operating expenditures . . ." on page 40. This often does not represent meaningful disclosure. Instead, we encourage you to replace this language in both the headings and text of your risk factors with specific disclosure of the possible affect upon your operating results, business, profits, share price, sales, etc.
See
Item 503(c) of Regulation S-K.

The Merger, page 52

Background of the Merger, page 53

3. We note your disclosure that the July 15 term sheet proposed the exchange of cash advances by Mr. Robinson for shares of TCM common stock and that the revised term sheet dated July 22nd contained a proposal for the conversion of Mr. Robinson`s cash advances into the new class of TCM convertible preferred stock. Please clarify how the
July 22nd term sheet addressed the differences remaining that you reference between Bull Run`s July 15 term sheet and TCM`s July 14 term sheet.

Bull Run`s Reasons for the Merger . . ., page 64

4. We note your added disclosure in response to our prior comment
32.
In this regard, you disclose that the special committee, at a particular meeting, "discussed the risks associated with a merger with TCM, as well as the recommendations it might make if TCM proposed highly disadvantageous merger terms" and you also state that special committee reviewed potential alternatives that "in the opinion of the Bull Run Special Committee, realistic and not realistic." Please revise to disclose the specific negative factors that the Bull Run board and special committee considered. Your disclosure of what consideration the Bull Run special committee and
Bull Run`s board gave to potentially adverse factors should not merely summarize a discussion of a particular meeting and should be presented in the same bullet point format as the presentation of the reasons that weighed in favor of the merger.

Opinion of the Financial Advisor of the Bull Run Special
Committee,
page 65

5. We note your response to our prior comment 34. If projections were exchanged among the parties and were deemed material by the SunTrust Robinson Humphrey, investors are entitled to consider them.
Please revise your disclosure to include this information as previously requested.


Representations and Warranties, page 99

6. We note your response to prior comment 44. Please revise the last sentence of this section, and elsewhere as appropriate, to clarify that the reason you are cautioning investors is that the agreement is modified by the disclosure schedules.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 133

Liquidity and Capital Resources, page 138

7. We note your response to prior comment 46, however, please see prior comment 48 and quantify your long-term cash requirements. Also, quantify the expected amount of cash required to service the debt. Disclosure regarding the proposed funding may be made without violating the federal securities laws (See e.g. Rule 135c).

Bull Run`s Business, page 169

8. We note your response to prior comment 54. Quantify the guaranteed rights fees that you pay so that investors can better assess the economics of these agreements.

Annexes

9. We note your response to prior comment 58. We also note that the merger agreement refers to various schedules. Accordingly, it appears that you must comply with the requirements of Item
601(b)(2).
Alternatively, please furnish to us the schedules for our review.

Exhibits

10. We disagree with the analysis you have provided in response to prior comment 60. Like with a fairness opinion, you are receiving an opinion of an expert that is a material condition to the merger. Accordingly, like a fairness opinion, you must file this opinion as an exhibit to the registration statement. Please confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment.

Consents of Independent Registered Public Accounting Firm

11. We remind you to file the updated consents in your next amendment to the registration statement.




*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dean Suehiro, Senior Staff Accountant, at
(202)
551-3384 or Kyle Moffatt, Accountant Branch Chief at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

Sincerely,



Larry Spirgel
Assistant Director

cc:	Arnold Jacobs, Esq.
	(212) 969-2900 (fax)


Robert S. Prather, Jr.
Triple Crown Media, Inc.
November 1, 2005
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